     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 23, 1997
                                                 REGISTRATION NO. 333-19177
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                           _________________________

                                AMENDMENT NO. 1
                                       TO
                                   FORM  S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           _________________________


                            TRANSCEND SERVICES, INC.
             (Exact name of Registrant as specified in its charter)

            DELAWARE                                   33-0378756
  (State or other jurisdiction                      (I.R.S. Employer
  of incorporation or organization)                Identification No.)

                           3353 PEACHTREE ROAD, N.E.
                                   SUITE 1000
                             ATLANTA, GEORGIA 30326
                                 (404) 364-8000
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                LARRY G. GERDES
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           3353 PEACHTREE ROAD, N.E.
                                   SUITE 1000
                             ATLANTA, GEORGIA 30326
                                 (404) 364-8000
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                   Copies to:

                             HELEN T. FERRARO, ESQ.
                         SMITH, GAMBRELL & RUSSELL, LLP
                      3343 PEACHTREE ROAD, N.E.,SUITE 1800
                             ATLANTA, GEORGIA 30326
                                 (404) 264-2620

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]



                           _________________________

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

                 SUBJECT TO COMPLETION -- DATED APRIL 23, 1997

PROSPECTUS

                                1,424,346 SHARES


                            TRANSCEND SERVICES, INC.

                                  COMMON STOCK


  The 1,424,346 shares of Common Stock (the "Common Stock") of Transcend Services, Inc. (the "Company") offered hereby are being sold by certain holders of the Common Stock of the Company named herein under "Selling Shareholders." Unless the context otherwise requires, the holders of the Common Stock selling shares hereunder are hereinafter collectively referred to as the "Selling Shareholders." The Company will not receive any proceeds from the sale of the Common Stock by the Selling Shareholders. See "Selling Shareholders," "Plan of Distribution" and "Use of Proceeds."

   THE COMPANY HAS FILED THIS REGISTRATION STATEMENT IN ORDER TO FULFILL ITS CONTRACTUAL OBLIGATIONS UNDER THE TERMS AND CONDITIONS OF DEMAND REGISTRATION RIGHTS PROVIDED TO THE FORMER OWNERS OF TWO SMALL MEDICAL TRANSCRIPTION COMPANIES ACQUIRED BY THE COMPANY IN JUNE 1996, IN STOCK FOR STOCK POOLING TRANSACTIONS. AS PART OF THIS DEMAND REGISTRATION, A SMALL NUMBER OF SHAREHOLDERS WHO PREVIOUSLY HAD BEEN GRANTED FULL PIGGYBACK REGISTRATION RIGHTS (AS PART OF PREVIOUS TRANSACTIONS WITH THE COMPANY) HAVE ELECTED TO HAVE THEIR OTHERWISE RESTRICTED SHARES REGISTERED. AS OF THE DATE OF THIS PROSPECTUS, DIRECTORS OF THE COMPANY AND THEIR AFFILIATES WHOSE SHARES ARE BEING REGISTERED HEREUNDER HAVE NO PRESENT INTENTION TO SELL SUCH SHARES.

 The Common Stock of the Company is listed on The Nasdaq Stock Market's National Market under the symbol "TRCR." On April 22, 1997, the last sale price of the Common Stock as reported on the Nasdaq National Market was $3.25 per share.

 SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                              __________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================
                        OFFERING   UNDERWRITING   PROCEEDS TO    PROCEEDS
                        PRICE TO  DISCOUNTS AND     SELLING        TO
                         PUBLIC    COMMISSIONS   SHAREHOLDERS    COMPANY
--------------------------------------------------------------------------------
Per Share.............  See Text    See Text       See Text      See Text
Total.................   Below       Below          Below         Below
================================================================================

          The Selling Shareholders have advised the Company that they may elect to offer for sale and to sell the Common Stock from time to time in one or more transactions through brokers in the over-the-counter market, in private transactions, or otherwise, in each case at market prices then prevailing or obtainable. Accordingly, sales prices and proceeds to the Selling Shareholders will depend upon price fluctuations and the manner of sale. The Selling Shareholders may effect such transactions by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, brokerage commissions or similar fees in amounts which may vary from transaction to transaction. Except for the payment of such brokerage commissions and charges and the legal fees, if any, of the Selling Shareholders, the Company will bear all expenses in connection with registering the shares offered hereby, which expenses are estimated to total approximately $25,950. See "Plan of Distribution."

          This Prospectus also relates to such additional shares as may be issued to the Selling Shareholders because of future stock dividends, stock distributions, stock splits or similar capital readjustments.

                                ________________

                The date of this Prospectus is __________, 1997

                                 AVAILABLE INFORMATION

          The Company is subject to certain informational requirements of the Securities Exchange Act of 1934 (the "1934 Act") and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a World Wide Web site, containing such reports, proxy and information statements and other information regarding the Company, at http://www.sec.gov. In addition, such reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006-1506.

          The Company has filed a Registration Statement on Form S-3 (together with all amendments and exhibits filed or to be filed in connection therewith, the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The following documents previously filed with the Commission pursuant to the 1934 Act are hereby incorporated in this Prospectus by reference:

     1.  The Company's Annual Report on Form 10-K for the year ended
         December 31, 1996;
     2. The Company's Amendment No. 1 on Form 10-K/A dated April 22, 1997 to its Annual Report on Form 10-K for the fiscal year ended
         December 31, 1996;
     3.  The Company's Amendment No. 2 on Form 10-K/A dated February 21,
         1997 to its Annual Report on Form 10-K for the fiscal year ended December 31, 1995;
     4. The Company's Amendment No. 2 on Form 10-Q/A dated February 21, 1997 to its Quarterly Report on Form 10-Q for the quarter ended March 31, 1996;
     5. The Company's Amendment No. 2 on Form 10-Q/A dated February 21, 1997 to its Quarterly Report on Form 10-Q for the quarter ended June 30, 1996;
     6. The Company's Amendment No. 1 on Form 10-Q/A dated February 21, 1997 to its Quarterly Report on Form 10-Q for the quarter ended September 30, 1996;
     7.  The Company's Current Report on Form 8-K dated January 28, 1997; and
     8. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A as filed with the Commission on January 8, 1990.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified and superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (excluding exhibits unless such exhibits are specifically incorporated by reference into such documents). Please direct such requests to the Secretary of Transcend Services, Inc. at the Company's principal offices located at 3353 Peachtree Road, N.E., Suite 1000, Atlanta, Georgia 30326, telephone number (404) 364-8000.

                                  THE COMPANY

     The Company was incorporated in California in 1976 and was reorganized as a Delaware corporation in 1988. On January 10, 1995, the Company, formerly known as "TriCare, Inc.," acquired Transcend Services, Inc., then a Georgia corporation, by the merger of Transcend Services, Inc. into First Western Health Corporation ("First Western"), a subsidiary of the Company (the "Merger").
Prior to the Merger, Transcend Services, Inc., which was originally organized in 1984, provided consulting services for medical records management, quality and utilization management, records coding and records management software. In 1992, the former Transcend Services, Inc. developed, tested and marketed new lines of business intended to capitalize on the increasing need for the outsourcing of medical records, and by the end of 1992 had entered into its first long-term agreement for the management of a hospital's medical records department. On May 31, 1995, Transcend Services, Inc. and Veritas Healthcare Management ("Veritas"), another subsidiary of the Company, merged into the Company, whose name was then changed to "Transcend Services, Inc." The Merger was treated for financial accounting purposes as the acquisition of TriCare, Inc. by Transcend Services, Inc. and the historical financial statements of the former Transcend Services, Inc. have become the financial statements of the Company and include the businesses of both companies after the effective date of the Merger. The Company has one wholly-owned subsidiary, Sullivan Health Management Services, Inc. ("Sullivan"). When used in this Prospectus, the term "Company" or "Transcend" shall mean Transcend Services, Inc. and Sullivan unless otherwise stated in this Prospectus or unless the context otherwise requires.

     The Company's executive offices are located at 3353 Peachtree Road, N.E., Suite 1000, Atlanta, Georgia 30326. Its telephone number is (404) 364-8000.

                                  RISK FACTORS

     IN ADDITION TO OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING ANY OF THE SHARES OF COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS CONTAINS, IN ADDITION TO HISTORICAL INFORMATION, FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE SUGGESTED IN THE FORWARD-LOOKING STATEMENTS, INCLUDING, WITHOUT LIMITATION, THE EFFECT OF ECONOMIC CONDITIONS, INTEREST RATES, PRODUCT DEMAND, COMPETITIVE PRODUCTS AND OTHER RISKS DETAILED HEREIN AND IN THE COMPANY'S OTHER FILINGS WITH THE COMMISSION. PROSPECTIVE INVESTORS ARE CAUTIONED THAT ANY SUCH FORWARD LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD LOOKING STATEMENTS.

OPERATING LOSSES

     The Company has not operated profitably during its last six fiscal years. At December 31, 1996, the Company had an accumulated deficit of $14,154,000. In addition, the costs incurred by the Company early in the terms of its outsourcing contracts in some instances exceed the revenues received by the Company under such contracts and therefore, to achieve profitability, the Company must develop operating efficiencies. There can be no assurance that the Company will be able to attain the required operating efficiencies necessary to achieve profitability.

NEGATIVE CASH FLOWS

     For the twelve months ended December 31, 1996, the Company had negative
cash flows from operations of $3,141,000.   Negative cash flows from continuing
operations was $1,396,000 and negative cash flows from discontinued operations was $1,745,000 for the year ending December 31, 1996, which included cash outlays of $1,338,000 for capital expenditures. In order to achieve positive cash flow, the Company has expanded its short term credit facilities from $2.2 million to approximately $3.8 million. See "Recent Developments." In addition, the Company believes its cash flow position will improve because, pursuant to an agreement with its legal counsel retained in connection with the civil lawsuit filed against certain insurance companies, the Company will not be responsible for legal fees incurred at the trial court level of the Lawsuit (as defined herein) and will only be responsible for out-of-pocket expenses incurred in connection with the Lawsuit and a portion of the legal fees incurred in connection with the Company's appeal of the dismissal of the Lawsuit. See "-- Litigation." There can be no assurance, however, that the Company will achieve positive cash flow. If the Company is unable to achieve positive cash flow it may be unable to meet short term capital requirements or finance continuing operations.

LIQUIDITY

     As of December 31, 1996, the Company's current liabilities exceeded its current assets by $1,551,000. Because the Company's current liabilities exceed its current assets, the Company may be unable to meet short term capital requirements or finance continuing operations. Although the Company has recently established a working capital facility that provides the Company with a current funding capacity of approximately $3.8 million, of which approximately $2.9 million has been borrowed, this facility may not be sufficient to finance continuing operations or fund the Company's short term capital requirements.
See "Recent Developments." In addition, there can be no assurance as to the ability of the Company to generate cash sufficient to meets its capital needs or to finance its anticipated growth, including the implementation of its new Data Delivery Centers.

UNCERTAIN ABILITY TO MANAGE GROWTH

     The Company's business strategy includes an intention to grow through acquisitions and strategic alliances with other companies. Such a strategy involves significant risks. The process of integrating acquired businesses into the Company's operations may result in unforeseen difficulties and may require a disproportionate amount of resources and management's attention. There can be no assurance that the Company will be able to expand its market presence in its current locations or successfully enter other markets through acquisitions or that any such expansion will be profitable. If the Company's management is unable to manage growth effectively, the Company's business, results of operations and financial condition could be materially and adversely affected.

UNDETERMINED MARKET ACCEPTANCE OF OUTSOURCING STRATEGY

     The success of the Company will require acceptance by hospitals and other healthcare providers of the concept of outsourcing their information management departments. Such acceptance will depend on the ability of the Company to alleviate the concerns of hospital management related to outsourcing, such as loss of control, information quality, maintenance of confidentiality, and a bias against outsourcing due to previous poor experiences. There can be no assurance that the Company will be successful in alleviating these concerns and in marketing its services. Failure of the Company to achieve market acceptance of its services could have a material adverse effect on the Company's business, financial condition and results of operations.

UNCERTAIN ABILITY TO RENEW EXISTING CONTRACTS AND IMPLEMENT NEW CONTRACTS

     The Company derives a substantial portion of its revenues from 20 outsourcing contracts which have remaining terms ranging from one to five years. Revenues from the Company's outsourcing contracts amounted to 53.3% of total 1995 revenues and 57.3% of total revenues for the year ended December 31,

1996. At the end of each contract's duration, the Company must renegotiate a new contract. Should the Company fail to retain an existing customer or fail to adequately expand its base of contracts, the Company's future revenues could be at substantial risk. There can be no assurance that the Company will be able to renegotiate or renew its existing outsourcing contracts. With the exception of one contract, the Company's existing outsourcing contracts are on a fixed installment fee basis. In the early term of such a contract, the Company's expenses in providing services frequently exceed the revenues received.
Although the Company prices all of its outsourcing contracts to be profitable as quickly as possible from the date of contract inception, the Company's outsourcing contracts are not typically profitable during the first three to six months of a contract with a three to five year term as the new account is implemented and resources are committed to ensure long term improvement, viability and profitability of a particular customer. For such contracts to become profitable, the Company must be able to lower operating expenses by achieving operating efficiencies and economies of scale. There can be no assurance that the Company will be able to lower operating expenses sufficiently to achieve profitability.

     The Company is considering an alternative volume-based pricing structure for pricing its contract management contracts based upon a hospital customer's activity levels such as the weighted average number of annual patient discharges or a "per member per month" capitated pricing option. Because these pricing methods do not provide a fixed amount of contract revenues, they introduce an additional element of risk to the Company. The Company is also considering pricing its contract management contracts, where possible, to provide for more contingency sharing of either (i) the one-time cash flow savings that the Company generates for its contract management customers through a reduction in gross days receivables outstanding by processing bills being delayed in the medical records department and/or (ii) increased revenues realized by hospital customers as a result of the Company's favorable impact (through enhanced coder and physician training) on the hospital's Case Mix Index (a measurement of the hospital's severity/acuity level for DRG reimbursements under Medicare). Of its 20 contracts as of April 18, 1997, only 1 contract was priced under a contingency sharing arrangement and there can be no guarantee that the Company will be successful in pricing of its future contracts in this manner. There can be no assurance that these pricing alternatives will be successful or that they will generate sufficient revenues to operate profitably.

COMPETITION

     The outsourcing or contract management of health information services departments is still a relatively new concept in the hospital industry. Management believes that the Company's greatest competition comes from existing, internal medical records departments. To the Company's knowledge, there is currently only one regional firm and one national firm engaged in the same business. The Company expects that as the concept of outsourcing becomes more widely accepted, it will encounter further competition from some or all of the following sources: other traditional healthcare information management consultants; coding consultants; multi-specialty healthcare services businesses which currently provide contract management to clinical, housekeeping, dietary or other non-medical services departments of hospitals; management information services providers, particularly developers and vendors of management software; and other parties in contract management businesses (for example, business or financial management services) desiring to enter the healthcare field. The Company expects that competitive factors will include reputation for expertise in health information management, size and scope of referenceable accounts, prior experience in outsourcing and pricing. Some of its potential competitors are larger, better known and better capitalized than the Company, and such factors could affect the Company's ability to withstand such competition over the long term. There are also companies that operate in other areas of the health information management spectrum, including admissions and the business office. As the Company expands its scope of business into these other areas of health information management, the Company will confront other, sometimes more established competitors.

     The Company also experiences significant competition with respect to its transcription, consulting and case management businesses from a variety of sources, including, in each case, both local and national businesses. The markets both for medical transcription services and for medical records coding and consultation services are highly fragmented, and no competitor or identifiable group of competitors could be said to be dominant.

LITIGATION

     On September 17, 1993, the Company and its healthcare subsidiaries and the physician-owned medical groups which had contracts with the healthcare subsidiaries initiated a lawsuit (the "Lawsuit") against 22 insurance carriers seeking $115 million in compensatory damages plus punitive damages. The claims arise out of the Company's former business, which prior to the merger with Transcend Services, Inc., included the business of providing medical/legal evaluations and medical treatment services (in association with managed medical groups) in the workers' compensation industry in California. See "The
Company." In connection with the Lawsuit, seven of the insurance carriers have filed cross complaints seeking restitution for funds previously paid by the defendants, disgorgement of profits and punitive damages, based primarily upon allegations of illegal corporate practice of medicine, illegal referral arrangements and related improper conduct. The costs associated with the claims asserted against the insurance companies and the defense of the cross complaints cannot be ascertained with any certainty, but are expected to be substantial. There can be no assurance as to the outcome of this litigation, including potential recovery, if any, of the Company's claims or damages, if any.

     On March 21, 1997, the Los Angeles County Superior Court sustained the defendant insurance companies' demurrer to the Third Amended and Supplemental Complaint of the Company and certain of its subsidiaries, without leave to further amend the complaint. The Court determined in such ruling that exclusive jurisdiction with respect to the claims contained in the Lawsuit resides with the California Workers' Compensation Appeals Board and that the Superior Court of the State of California is an improper forum. The Company has been advised by counsel that there is no remedy for the damages claimed in the Lawsuit from the California Workers' Compensation Appeals Board. A final order dismissing the Lawsuit will be entered by the Court, and the Company will appeal the ruling to the California Court of Appeals. There can be no assurance that the Company will be successful appealing such dismissal. By stipulation, the carriers' cross-complaints against the plaintiffs were stayed pending resolution of the plaintiffs' appeal. The Company believes that the trial court's ruling, if upheld by the appellate court, also would result in dismissal of the cross-complaints. There can be no assurance, however, that such cross complaints would be dismissed. The cross complaints expose the Company to risk of liability which, if the Company is unsuccessful in the defense of such cross complaints, could have a materially adverse impact on the Company's results of operations for a particular period. The Company believes that the final resolution of the cross complaints will not have a material adverse effect on the Company's financial condition, results of operations or liquidity; however, there can be no assurance that the Company will be successful in the defense of such cross complaints.

RISKS ASSOCIATED WITH COLLECTIBILITY OF NET ASSETS OF DISCONTINUED OPERATIONS

     As of December 31, 1996, net assets related to discontinued operations of the Company's former healthcare subsidiaries, First Western Health Corporation ("First Western") and Veritas Healthcare Management ("Veritas") totalled $2,577,000 in net accounts receivable, approximately 16.0% of total assets. The net accounts receivable from the discontinued operations represent reimbursements that are owed the Company by certain insurance companies for applicant/legal evaluation services provided by FWHC Medical Group, Inc. and Veritas Medical Group, Inc., two managed medical groups associated with the Company's former subsidiaries, First Western and Veritas. The Company expects to collect the accounts receivable from discontinued operations over the next several years under the provisions of a sale and service agreement that the Company has entered into with a third party for servicing and collecting the remaining accounts receivable balance. Payment of the remaining gross receivables, however, is contested by the insurance companies. The collection of these contested accounts receivable is therefore subject to resolution by the California Workers' Compensation Appeals Board, an administrative body charged with determining an insurance company's liability for the payment of medical/legal evaluation services. In estimating net accounts receivable, the Company believes that it has made adequate provisions as to the estimated amount of gross receivables that the Company can expect to collect upon resolution by the California Workers'

Compensation Appeals Board of the collectibility of the receivables. There can be no assurance, however, that the Company will be able to collect all or a portion of the contested receivables. The Company will continue to re-evaluate the net realizability of the net assets related to discontinued operations on an on-going basis. Any such re-evaluation could result in an adjustment that may potentially be material to the carrying value of the asset. In addition, due to the current backlogs in the California workers' compensation system, it may take years before the Company is able to collect the outstanding receivables.

HEALTHCARE INDUSTRY AND UNCERTAINTY OF REFORM

     The healthcare industry is subject to changing political, economic and regulatory influences that may affect the outsourcing practices and other operational aspects of hospitals in the Company's target market. The levels of revenues and profitability of the Company may be affected by the continuing efforts of government and third party payors to contain or reduce the costs of healthcare through various means. In the United States there have been, and the Company expects that there will continue to be, a number of federal and state proposals to control healthcare costs. Substantial restructuring of the nation's healthcare system could have an adverse impact on the Company's outsourcing services, although the impact of such changes cannot be predicted with any certainty. During the past several years, the healthcare industry has been subject to an increase in governmental regulation of, among other things, reimbursement rates and certain capital expenditures, and future proposals may increase governmental involvement in healthcare, lower reimbursement rates, and otherwise change the operating environment for the Company's healthcare provider customers. Cost containment measures instituted by healthcare providers could have an adverse effect on the Company's business if the Company is forced to reduce the fees it charges for its services. In addition, the healthcare industry is currently undergoing significant consolidation, resulting in a smaller number of larger healthcare providers. The changing industry profile produced by this consolidation could have an adverse impact on the Company's margins and profitability due to increased competition, and could cause the Company to lose existing customers. In July 1996, the Company lost one of its outsourcing contracts principally due to the merger of its customer with another hospital.

DEPENDENCE ON KEY PERSONNEL

     The success of the Company has been largely dependent on the skills, experience and efforts of its senior management and especially its President and Chief Executive Officer, Larry G. Gerdes, its Chief Financial Officer, David W. Murphy, its Executive Vice-President, Outsourcing Services, G. Scott Dillon and, more recently, its Executive Vice-President, Services Group, Todd S. Mann. The Company does not have an employment agreement with any of the foregoing persons. The loss of the services of Messrs. Gerdes, Murphy, Dillon or Mann or other members of the Company's senior management could have a material adverse effect on the Company's business and prospects. The Company believes that its future success will also depend in part upon its ability to attract, retain and motivate qualified personnel. Competition for such personnel is intense. There can be no assurance that the Company will be successful in attracting and retaining such personnel. The loss of key personnel, or inability to hire or retain qualified personnel, could have an adverse effect on the Company's business, financial condition and results of operations. The Company does not carry any "key-man" insurance on the life of any officer of the Company.

ANTI-TAKEOVER PROVISIONS

     The Company's Certificate of Incorporation, as amended, authorizes the issuance of up to 21,000,000 shares of Preferred Stock, issuable in series, the relative rights and preferences of which may be designated by the Board of Directors. The issuance of Preferred Stock could make it more difficult for a third party to acquire a majority of the outstanding voting stock. Accordingly, the issuance of Preferred Stock may be used as an "anti-takeover" device without further action on the part of the shareholders of the Company. No shares of Preferred Stock have been issued, and the Company has no present plans to issue any shares of Preferred Stock. See "Description of Capital Stock."

NO DIVIDENDS

     The Company has not previously paid any dividends on its Common Stock and for the foreseeable future intends to retain earnings to finance the development and expansion of its business. Pursuant to the terms of certain financing agreements, the Company is restricted from paying dividends to its shareholders.

POSSIBLE VOLATILITY OF STOCK PRICE

     The market price of the Common Stock could be subject to significant fluctuations in response to the Company's operating results and other factors, and there can be no assurance that the market price of the Common Stock will not decline below the public offering price herein. In addition, the stock market has from time to time experienced extreme price and volume volatility. These fluctuations may be unrelated to the operating performance of particular companies whose shares are traded and may adversely affect the market price of the Common Stock.


                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of shares of the Common Stock by the Selling Shareholders. See "Selling Shareholders" for a list of those persons who will receive the proceeds from such sales. Certain of the shares of the Common Stock to be sold by the Selling Shareholders represent Common Stock underlying warrants to purchase Common Stock and the Company's 8% Convertible Subordinated Debentures (the "Debentures"). Although the Company will not receive any proceeds from the sale of the Common Stock by the Selling Shareholders, the Company will receive proceeds upon the exercise of such warrants in an amount equal to the product of the number of warrants exercised multiplied by their exercise price. In addition, for every 286 shares of Common Stock issued upon conversion of the Debentures, the Company will benefit in an amount equal to a $1,000 reduction in the indebtedness outstanding under the Debentures. Such proceeds will be used for general corporate purposes and working capital.


                              RECENT DEVELOPMENTS


     On April 4, 1997, the Company established a working capital facility with Coast Business Credit, a California-based asset based lender (and a division of Southern Pacific Thrift and Loan Association) to provide the Company a $5.0 million working capital facility. A portion of the facility was used to pay off Silicon Valley Bank, the Company's prior lender with which the Company had two separate credit facilities, in full upon initial funding. The new Coast facility does not contain any financial covenants and is based on a funding formula (for determining funding limits) as follows: 1.5 times monthly contractual contract management revenues, plus 80% of all medical transcription receivables under 90 days (aging). Based on current monthly contractual contract management revenues and 80% of all medical transcription receivables under 90 days as of April 4, 1997, this would provide the Company with a current funding capacity of approximately $3.8 million. The facility has a term of two years and is priced at prime plus 2.25% declining to prime plus 1.75% upon two consecutive quarters of achievement and ongoing maintenance of debt service coverage of not less than 1.5 times measured on an EBITA basis including all principal and interest (excluding depreciation). The facility is secured by a first security interest on all Company assets.

                              SELLING SHAREHOLDERS


     Except as indicated otherwise, the following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of March 22, 1997 by the shareholders of the Company who are offering securities pursuant to this Prospectus (the "Selling Shareholders"). "Beneficial Ownership" includes shares for which an individual, directly or indirectly, has or shares voting or investment power or both. All of the listed persons have sole voting and investment power over the shares listed opposite their names unless otherwise indicated in the notes below. Shares shown as beneficially owned after the offering assumes that all shares offered hereby by the Selling Shareholder are sold.

THE COMPANY HAS FILED THIS REGISTRATION STATEMENT IN ORDER TO FULFILL ITS CONTRACTUAL OBLIGATIONS UNDER THE TERMS AND CONDITIONS OF DEMAND REGISTRATION RIGHTS PROVIDED TO THE FORMER OWNERS OF TWO SMALL MEDICAL TRANSCRIPTION COMPANIES ACQUIRED BY THE COMPANY IN JUNE 1996, IN STOCK FOR STOCK POOLING TRANSACTIONS. AS PART OF THIS DEMAND REGISTRATION, A SMALL NUMBER OF SHAREHOLDERS WHO PREVIOUSLY HAD BEEN GRANTED FULL PIGGYBACK REGISTRATION RIGHTS (AS PART OF PREVIOUS TRANSACTIONS WITH THE COMPANY) HAVE ELECTED TO HAVE THEIR
OTHERWISE RESTRICTED SHARES REGISTERED.   AS OF THE DATE OF THIS PROSPECTUS,
DIRECTORS OF THE COMPANY AND THEIR AFFILIATES WHOSE SHARES ARE BEING REGISTERED HEREUNDER HAVE NO PRESENT INTENTION TO SELL SUCH SHARES.


                                            BEFORE THE OFFERING                             AFTER THE OFFERING
                                      --------------------------------                    ------------------------
                                           NUMBER                           AMOUNT OF        NUMBER
NAME OF BENEFICIAL                      BENEFICIALLY          PERCENT     SECURITIES TO   BENEFICIALLY   PERCENT
     OWNER                                 OWNED /(1)/        OF CLASS     BE OFFERED        OWNED       OF CLASS
------------------                    --------------------------------    -------------   -------------  ---------
Pamela S. Barkell....................     138,000                 *         138,000                 0        0%
Steven R. Barkell....................      92,000                 *          92,000                 0        0
Linda Greiner........................      43,903                 *          43,903                 0        0
Paul Greiner.........................      43,903                 *          43,903                 0        0
Silicon Valley Bank..................      25,000 /(2)/           *          25,000                 0        0
Wanda Jones and Howard Jones.........      66,250 /(3)/           *          60,000             6,250        *
Richard M. Lucas Cancer Foundation...     397,801 /(4)/          2.04       172,850           224,951       1.15
Transylvania University..............     257,514 /(5)/          1.32       114,400           143,114        *
Alex G. Campbell.....................      57,200 /(6)/           *          57,200                 0        *
James Lauritsen......................     156,000 /(7)/           *         143,000            13,000        *
W.L. Rouse IRA.......................      28,600 /(8)/           *          28,600                 0        0
Brendan Joseph Cassin and
 Isabel B. Cassin, as Co-
 Trustees for the Cassin
 Family Trust........................     151,349 /(9)/           *          67,566            83,783        *
B.J. Cassin, Conservator
 for Robert Cassin...................      65,490 /(10)/          *          39,860            25,630        *
Monmouth College.....................      14,614 /(11)/         1.10        71,500           143,114        *
St. Mary's College...................      11,260 /(12)/          *          11,260                 0        0
Alexandra Ertola.....................      22,260 /(12)/          *          11,260            11,000        *
Don Grierson.........................      22,522 /(13)/          *          22,522                 0        0
Paul Joas............................      94,758 /(13)/          *          22,522            72,236        *
Roy Kirkorian........................      00,280 /(14)/          *          45,044            55,236        *
RWI Group, LP........................      79,566 /(15)/          *          67,566            12,000        0
John Warren Lucas and
 Genevieve Marie Lucas, as
 Co-Trustees of the Lucas
 Family Trust........................      22,522 /(13)/          *          22,522                 0        0
Noel P. Rahn.........................      25,897 /(13)/          *          22,522             3,375        *
Nancy Thibodeau......................      24,260 /(12)/          *          11,260            13,000        *
Greg Vaughn..........................      11,260 /(12)/          *          11,260                 0        0
Gerald Down..........................      51,260 /(12)/          *          11,260            40,000        *
Charles Thoele.......................      64,180 /(16)/          *          22,522            41,658        *
George Caldwell......................     112,767 /(17)/          *          45,044            67,723        *
                                                                          ---------
      Total..........................                                     1,424,346
                                                                          =========

*Less than 1%.
--------------------

/(1)/ On August 15, 1995, the Company raised $2 million through the private placement of 8% Subordinated Convertible Debentures (the "Debentures"). The Debentures are unsecured and subordinated to all other debt of the Company. The interest rate on the Debentures is 8%, payable semi-annually, and the principal amount is due in full on August 15, 2000. The Debentures are convertible into Common Stock by the holder at any time prior to August 15, 2000, at a rate of 286 shares of Common Stock for each $1,000 in principal amount and are convertible by the Company at any time when the Common Stock trades at $10.50 per share for 30 consecutive trading days. The Company may redeem the Debentures at any time upon 30 to 60 days notice to the holder of a Debenture. On April 30, 1996, the Company granted a warrant to purchase shares of its Common Stock to Silicon Valley Bank, a California-chartered bank (the "Silicon Valley Warrant"), in connection with two credit facilities the Company established with Silicon Valley East, a Division of Silicon Valley Bank. The Silicon Valley Warrant entitles the holder to purchase an aggregate of 25,000 shares of the Company's Common Stock, subject to certain adjustments, at an exercise price of $11.25 per share. The Silicon Valley Warrant expires on April 30, 2001. In addition, on September 5, 1996, the Company sold an aggregate of 522,000 warrants to purchase common stock (the "Warrants") in a private placement (the "Private Placement"). The Warrants expire on September 5, 2001 and are presently exercisable at an exercise price of $4.44 per share. The Warrants are redeemable by the Company at any time with 30 days written notice. For the purpose of this Prospectus, it is assumed that the holder exercises 100% of the Silicon Valley Warrant or Warrants issued in the Private Placement or converts 100% of the Debentures, as the case may be. "Beneficial Ownership" includes shares for which an individual, directly or indirectly, has or shares voting or investment power or both and also includes options which are exercisable within sixty days of the date hereof. Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934. The percentages are based upon 19,495,202 shares outstanding, except for certain parties who hold currently exercisable options to purchase shares. The percentages for those parties who hold currently exercisable options are based upon the sum of 19,495,202 shares plus the number of shares subject to currently exercisable options held by them, as indicated in the following notes.

/(2)/ Represents 25,000 shares to be sold upon exercise of the Silicon Valley Warrant.

/(3)/ Includes 6,250 shares subject to outstanding options to purchase Common Stock that are exercisable within 60 days issued to Wanda Jones pursuant to the Company's 1992 Stock Option Plan, as amended.

/(4)/ Includes 50,675 shares to be sold upon exercise of Warrants and 71,500 shares to be sold upon conversion of Debentures. Donald L. Lucas, the chairman of the Board of Directors of the Company, is the trustee of the Richard M. Lucas Cancer Foundation.

/(5)/  Includes 114,400 shares to be sold upon conversion of Debentures.

/(6)/  Includes 57,200 shares to be sold upon conversion of Debentures.

/(7)/  Includes 143,000 shares to be sold upon conversion of Debentures.

/(8)/  Includes 28,600 shares to be sold upon conversion of Debentures.

/(9)/  Includes 33,783 shares to be sold upon exercise of Warrants.

/(10)/ Includes 28,600 shares to be sold upon conversion of Debentures and 5,360 shares to be issued upon exercise of Warrants.

/(11)/ Includes 71,500 shares to be sold upon conversion of Debentures.

/(12)/ Includes 5,630 shares to be sold upon exercise of Warrants.

/(13)/ Includes 11,261 shares to be sold upon exercise of Warrants.

/(14)/ Includes 22,522 shares to be sold upon exercise of Warrants.

/(15)/ Includes 33,783 shares to be sold upon exercise of Warrants.

/(16)/ Includes 28,000 shares subject to outstanding options to purchase Common
       Stock that are exercisable within 60 days under the Company's 1992 Stock Option Plan, as amended, and 11,261 shares to be sold upon exercise of Warrants. Mr. Thoele serves on the Board of Directors of the Company.

/(17)/ Includes 16,000 shares subject to outstanding options to purchase Common
       Stock that are exercisable within 60 days under the Company's 1992 Stock Option Plan, as amended, and 22,522 shares to be sold upon exercise of Warrants. Mr. Caldwell serves on the Board of Directors of the Company.



                              PLAN OF DISTRIBUTION


        The shares of Common Stock offered hereby for the benefit of the Selling Shareholders represent either (i) shares underlying certain outstanding stock purchase warrants issued to certain Selling Shareholders, (ii) shares underlying the Debentures issued to certain of the Selling Shareholders and, (iii) shares of Common Stock held by certain of the Selling Shareholders issued in private transactions. See "Selling Shareholders." The Company has agreed to register such shares for resale by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of such shares by the Selling Shareholders. See "Use of Proceeds."

        The Selling Shareholders have advised the Company that they may elect to offer for sale and to sell Common Stock from time to time in one or more transactions through brokers in the over-the-counter market, in private transactions, or otherwise, in each case at market prices prevailing at the time of sale or at prices and terms then obtainable, in block transactions, negotiated transactions, or otherwise. Accordingly, sales prices and proceeds to the Selling Shareholders will depend upon market price fluctuations and the manner of sale.


        The Selling Shareholders may effect such transactions by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, brokerage commissions or similar fees in amounts which may vary from transaction to transaction. The Selling Shareholders will pay such brokerage commissions and charges, as well as the fees and expenses of any counsel retained by them in connection with this offering. The Company will bear all other expenses in connection with registering the shares offered hereby, which expenses are estimated to total approximately $25,950.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

          The Company is authorized to issue up to 30,000,000 shares of Common
Stock, $.01 par value per   share, and up to 21,000,000 shares of Preferred
Stock $.01 par value per share.

COMMON STOCK

          Subject to the rights of any holder of Preferred Stock, each holder of Common Stock is entitled to one vote per share for the election of directors as well as on other matters, to dividends as and when declared by the Company's Board of Directors, and upon liquidation to share in the net assets of the Company pro rata in accordance with his or her holdings. The Common Stock has no preemptive, redemption, conversion or subscription rights, and all outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

        The Company is authorized to issue up to 21,000,000 shares of $.01 par value Preferred Stock, none of which is outstanding. The Board of Directors has the power, without further action by the shareholders, to divide any and all shares of Preferred Stock into series and to fix and determine the relative rights and preferences of the Preferred Stock, such as the designation of series and the number of shares constituting such series, dividend rights, redemption and sinking fund provisions, liquidating and dissolution preferences, conversion or exchange rights and voting rights, if any. Issuances of Preferred Stock by the Board of Directors may result in such shares having senior dividend and/or liquidation preferences to the holders of shares of Common Stock and may dilute the voting rights of such holders. Issuances of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting rights of holders of the Common Stock. In addition, the issuance of Preferred Stock could make it more difficult for a third party to acquire a majority of the outstanding voting stock. Accordingly, the issuance of Preferred Stock may be used as an "anti-takeover" device without further action on the part of the shareholders of the Company. No shares of Preferred Stock have been issued and the Company has no present plans to issue any shares of Preferred Stock.

TRANSFER AGENT AND REGISTRAR

        The Transfer Agent and Registrar for the Company's Common Stock is SunTrust Bank, Atlanta, Georgia.

                                 LEGAL MATTERS

        The validity of the Common Stock offered hereby will be passed upon for the Company by Smith, Gambrell & Russell, LLP, Atlanta, Georgia.

                                    EXPERTS

        The consolidated financial statements and schedule of Transcend Services, Inc. and subsidiaries, incorporated by reference in this Prospectus and elsewhere in the Registration Statement to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

-------------------------------------------------------------------------------

          No dealer, representative or any other person has been authorized to give information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or by the Underwriters. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any date subsequent to the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.


                                 ------------

                               TABLE OF CONTENTS

                                 ------------


                                                              PAGE
                                                              ----
Available Information........................................   2
Incorporation of Certain Documents by Reference..............   2
The Company..................................................   3
Risk Factors.................................................   3

Use of Proceeds..............................................   8
Recent Developments..........................................   8
Selling Shareholders.........................................   9
Plan of Distribution.........................................  11

Description of Capital Stock.................................  12
Legal Matters................................................  13
Experts......................................................  13

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

                            TRANSCEND SERVICES, INC.


                                1,424,346 Shares

                                  COMMON STOCK



                                   PROSPECTUS



                                 ______________, 1997



                           3353 Peachtree Road, N.E.
                                   Suite 100
                             Atlanta, Georgia 30326
                                 (404) 364-8000



                                ______________, 1997


-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

          The estimated expenses of issuance and distribution of the Common Stock, other than underwriting discounts, are as follows:

Securities and Exchange Commission Registration Fee.............. $ 2,450

Legal Fees and Expenses..........................................  10,000
Accounting Fees and Expenses.....................................   5,000
Printing, Material, and Postage..................................   5,000
Transfer Agent Fees..............................................   1,000
Blue Sky Qualification Fees and Expenses.........................     500
Miscellaneous....................................................   2,000
                                                                  -------

      TOTAL...................................................... $25,950
                                                                  =======

ITEM 15.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

          The Company's Bylaws permit it to indemnify a director and officer who was or is a party to any threatened, pending or completed action, suit or other type of proceeding, whether civil, criminal, administrative or investigative (other than an action by or any right of the Company) by reason of the fact that he or she is or was a director or officer or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding.
These indemnification rights apply if the director or officer acted in good faith and in a manner in which he or she reasonably believed to be in or not opposed to the best interest of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that a person did not act in a manner which he or she reasonably believed to be in the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

          In addition, under the Bylaws, the Company may indemnify an officer or director who was or is a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he or she is or was an officer or director of another corporation, joint venture, trust or other enterprise against expenses (including attorney's fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such proceeding. These indemnification rights apply if the director or officer acted in good faith and in a manner in which he or she reasonably believed to be in or not opposed to the best interest of the Company, except no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to have been liable to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

          The Company's Bylaws provide that indemnification of the costs and expenses of defending any action is required to be made to any officer or director who is successful (on the merits or otherwise) in defending an action of the type referred to in the immediately preceding paragraphs. Except with regard to the costs and expenses of successfully defending an action as may be ordered by a court, indemnification as described in the previous paragraph is only required to be made to a director or officer if a determination is made that indemnification is proper under the circumstances. Such determination shall be made: (i) by the Company's Board by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding; or (ii) if such quorum is not obtainable, or, even if obtainable a quorum of disinterested directors, by independent legal counsel in a written opinion, or (iii) by the affirmative vote of a majority of shares entitled to vote.

          The Bylaws of the Company further provide for the expenses (including attorneys' fees) incurred by any officer or director in defending a civil or criminal action, suit or proceeding to be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by him or her to repay all amounts so advanced, if it shall ultimately be determined that such officer or director is not entitled to be indemnified by the Company as authorized in the proceeding paragraphs. No security shall be required for such undertaking.

          The Bylaws of the Company also permit the Company to purchase and maintain insurance on behalf of any person who was or is a director or officer of the Company, or is or was serving at the request of the Company as a officer or director of another corporation, partnership, joint venture, trust, or other enterprise, against any liability asserted against the officer or director and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Company would have the power to indemnify the director or officer against such liability.

          Limitation of Liability. The Certificate of Incorporation also provides that directors of the Company shall not be liable to the Company or its shareholders for monetary damages for a breach of fiduciary duty as a director, except for liability (i) for any breach of the Director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. This provision would have no effect on the availability of equitable remedies or non-monetary relief, such as an injunction or rescission for breach of the duty of care. In addition, the provision applies only to claims against a director arising out of his role as a director and not in any other capacity (such as an officer or employee of the Company). Further, liability of a director for violations of the federal securities laws will not be limited by this provision.

ITEM 16.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

EXHIBIT
NUMBER                      DESCRIPTION OF EXHIBIT
-------                     ----------------------

   *5    Opinion of Smith, Gambrell & Russell, LLP.


  *10.1 Letter Agreement dated December 5, 1996 by and between the Registrant and VHA, Inc.


  *10.2 Services Agreement dated December 5, 1996 by and between the Registrant and VHA, Inc.


  +23.1  Consent of Arthur Andersen LLP.


  *23.2 Consent of Smith, Gambrell & Russell, LLP (contained in their opinion filed as Exhibit 5).
------------------

* Previously filed.
+ Filed herewith.

ITEM 17. UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

             Provided, however, that the undertakings set forth in paragraphs
             (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
             Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable ground to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on this 21st day of April, 1997.

                                       Transcend Services, Inc.


                                       By: /s/ Larry G. Gerdes
                                           -------------------------------------
                                           Larry G. Gerdes
                                           President and Chief Executive Officer



     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                   SIGNATURES                                TITLE                 DATE
                   ----------                                -----                 ----



-------------------------------------------------  Chairman of the Board of   April __, 1997
                  Donald L. Lucas                  Directors



              /s/  Larry G. Gerdes                 President, Chief           April 21, 1997
-------------------------------------------------  Executive Officer
                 Larry G. Gerdes                   and Director (Principal
                                                   Executive Officer)


              /s/  David W. Murphy                 Chief Financial Officer,   April 21, 1997
-------------------------------------------------  Secretary and Treasurer
                 David W. Murphy                   (Principal Financial and
                                                   Accounting Officer)


                       *                           Director                   April 21, 1997
-------------------------------------------------
                George B. Caldwell


                       *                          Director                   April 21, 1997
-------------------------------------------------
               Walter S. Huff, Jr.


                       *                          Director                   April 21, 1997
-------------------------------------------------
                Charles E. Thoele


By:  /s/ Larry G. Gerdes
     ---------------------------------------------
      Larry G. Gerdes, as Attorney-in-Fact
      pursuant to a Power of Attorney contained
      on the original signature page to this
      Registration Statement

                                     II-4

                                 EXHIBIT INDEX

S-K REFERENCE
   NUMBER                  DESCRIPTION                                PAGE
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    23.1          Consent of Arthur Andersen LLP.